Exhibit 3

By-Laws, Article IV, Section 1, as amended July 22, 2014:

“ARTICLE IV

OFFICERS

Section 1. Election.     The Board of Directors at its meeting held immediately after the annual meeting of stockholders shall elect a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer. From time to time the Board of Directors may appoint such Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers and such other officers, agents and employees as it may deem proper. Any two offices may be held by the same person. The Chairman of the Board shall be chosen from among the directors.”